Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 5 DATED APRIL 6, 2016
TO THE OFFERING CIRCULAR DATED JANUARY 5, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated January 5, 2016, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on January 6, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of April 2016 Dividend.

Declaration of April 2016 Dividend

On March 31, 2016, the manager of the Company declared a daily distribution of $0.0021917808 per share (the “Daily Distribution Amount”) (which equates to 8.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2016 and ending on April 30, 2016 (the “Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the Distribution Period and the distributions are scheduled to be paid within the first three weeks after the end of the Company’s second fiscal quarter (i.e., June 30, 2016). While the Company’s manager is under no obligation to do so, the annualized basis return assumes that the manager will declare distributions in the future similar to the distributions disclosed herein.